SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:


26 January 2004



                Prudential plc's 79 per cent shareholding in Egg



On 14 January 2004, Prudential plc ("Prudential") announced that it was in preliminary discussions regarding a possible transaction with respect to its approximately 79 per cent shareholding in Egg.

While these discussions have been continuing Prudential has received unsolicited indications of interest from a number of other parties and, with a view to delivering value for its shareholders, Prudential has now begun a process that will give a number of potential purchasers an opportunity to make a proposal. This may or may not lead to a transaction.



                                    - ENDS -

Enquiries to:

Media

Geraldine Davies         +44 20 7548 3911

Steve Colton             +44 20 7548 3721


Analysts and Investors

Rebecca Burrows          +44 20 7548 3537

Marina Lee-Steere        +44 20 7548 3511


Morgan Stanley           +44 20 7425 5000

Simon Ellis

Clifford Abrahams



Morgan Stanley is acting for the Prudential Group and for no one else in connection with the potential transaction and will not be responsible to anyone other than the Prudential Group for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the potential transaction.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 26 January 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton

                                              Steve Colton
                                              Group Head of Media Relations